U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                    FORM 3

                                 OMB APPROVAL
                            OMB Number:  3235-0104
                           Expires:  April 30, 1997
               Estimated average burden hours per response:  0.5

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                  Section 17(a) of the Public Utility Holding
  Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


 1.  Name and Address of Reporting Person

     Last, First Middle:      Frederic Stevenin

     Street:             Banque Paribas
                    3 rue d'Antin


     City, State Zip:         Paris, France  75002
 2.  Date of Event Requiring Statement (Month/Day/Year)

                    January 29, 1997

 3.  IRS or Social Security Number of Reporting Person (Voluntary)


 4.  Issuer Name and Ticker or Trading Symbol

                    Opta Food Ingredients, Inc. (OPTS)

 5.  Relationship of Reporting Person to Issuer (Check all applicable)

     (  X  ) Director       (    ) 10% Owner
     (     ) Officer (give title below)
     (     ) Other (specify below)


 6.  If Amendment, Date of Original (Month/Day/Year)




                                Table I -- Non-Derivative Securities Beneficially Owned

          1. Title of Security                                2.  Amount of Securities    3. Ownership Form:  Direct
             (Instr. 4)                                           Beneficially Owned         (D) or Indirect (I)
                                                                  (Instr. 4)                 (Instr. 5)

  (1)     No securities owned                                          None                           None



                                              Table I -- Continued

          1. Title of Security                                4. Nature of Indirect Beneficial Ownership
             (Instr. 4)                                          (Instr. 5)

  (1)     No securities owned                                 Frederic Stevenin as an officer of Banque
                                                              Paribas ("BP"), may be deemed to be an indirect
                                                              beneficial owner of shares of common stock of
                                                              Opta Food Ingredients, Inc. owned by Nouvelle
                                                              Holding Guyomarc'h S.A. ("Nouvelle") because BP
                                                              and Nouvelle are both primarily owned by
                                                              Compagnie Financiere de Paribas.  Mr. Stevenin
                                                              disclaims beneficial ownership of such shares.

   Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



                               Table II -- Derivative Securities Beneficially Owned
                          (e.g., puts, calls, warrants, options, convertible securities)

          1.  Title of Derivative        2. Date Exercisable         3.  Title and Amount of Securities
              Security                      and Expiration               Underlying Derivative Security
              (Instr. 4)                    Date                         (Instr. 4)
                                            (Month/Day/Year)
                                         Date          Expiration                              Amount or Number
                                         Exercisable   Date          Title                     of Shares


  (1)


                                             Table II -- Continued

          1.  Title of Derivative        4. Conversion      5. Ownership Form     6. Nature of Indirect
              Security                      or Exercise        of Derivative         Beneficial Ownership
              (Instr. 4)                    Price of           Security:             (Instr. 5)
                                            Derivative         Direct (D)
                                            Security           or Indirect (I)
                                                               (Instr. 5)

  (1)



Explanation of Responses:


 /s/ Frederic Stevenin                                      2/6/97
Name:  Frederic Stevenin                                    Date
Title: Director of Opta Food Ingredients,Inc.
**Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.